EXHIBIT 99.1

July 17, 2013

Mr. Lynn A. Peterson
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

Dear Mr. Peterson:

In accordance with your request, we have audited the estimates prepared by Kodiak Oil & Gas Corp. (Kodiak), as of June 30, 2013, of the proved reserves and future revenue to the Kodiak interest in certain oil and gas properties located in Colorado, Montana, North Dakota, and Wyoming. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Kodiak. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Kodiak's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Kodiak's estimates of the net reserves and future net revenue, as of June 30, 2013, for the audited properties:

	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	47,261.8	48,442.5	2,935,568.8	1,669,097.3
Proved Undeveloped	56,823.1	54,233.1	2,524,864.5	955,535.9
	104,084.9	102,675.6	5,460,433.3	2,624,633.2
Total Proved	104,084.9	102,675.6	5,460,433.5	2,624,632.8
Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Kodiak are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Kodiak's proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Kodiak in preparing the June 30, 2013, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Kodiak.

The estimates shown herein are for proved developed producing and proved undeveloped reserves. Kodiak's estimates do not include proved developed non-producing, probable, or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Kodiak are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period July 2012 through June 2013. For oil volumes, the average West Texas Intermediate spot price of $91.53 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Northern Natural (Ventura) spot price of $3.521 per MMBTU is used for the Montana and North Dakota properties and the average Questar Rocky Mountains spot price of $3.263 per MMBTU is used for the Colorado and Wyoming properties. These average regional spot prices are adjusted by lease for energy content, transportation fees, and local price differentials. When applicable, gas prices have been adjusted to include the value for natural gas liquids. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $85.19 per barrel of oil and $4.593 per MCF of gas.

Operating costs used by Kodiak are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Kodiak are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Kodiak are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for new development wells and production equipment. Operating costs are held constant throughout the lives of the properties, and capital costs are held constant to the date of expenditure. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Kodiak and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Kodiak with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Kodiak's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Kodiak, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Dan Paul Smith		/s/ John G. Hattner
By:		By:
	Dan Paul Smith, P.E. 49093		John G. Hattner, P.G. 559
	Senior Vice President		Senior Vice President

Date Signed:	July 17, 2013	Date Signed:	July 17, 2013

BWJ:AHA